UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C., 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 04863
CUSIP Number: N/A

(Check One):     ☐  Form 10-K and Form 10-KSB     ☐  Form 20-F     ☐  Form 11-K     ☒  Form 10-Q and Form 10-QSB     ☐  Form 10-D     ☐  Form N-SAR     ☐  Form N-CSR

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Southern Investors Service Company, Inc.
Full Name of Registrant

Former Name if Applicable

2727 North Loop West, Suite 200
Address of Principal Executive Office (Street and Number)

Houston, Texas 77008
City, State and Zip Code

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K or 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

As disclosed in the Form 10-KSB for Southern Investors Service Company, Inc. (the “Company”) for the fiscal year ended December 31, 2004, the Company currently has no paid employees and relies on a company affiliated with the chairman of the Company’s board of directors to provide management services, including accounting and other administrative services. The Company does not have the resources to hire the necessary personnel to assist in the completion of its financial statements to be included in its quarterly report on Form 10-QSB for the fiscal quarter ended March 31, 2005 by May 16, 2005, the due date of such report.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Eric Schumann	(713)	869-7800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Southern Investors Service Company, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 13, 2005	By	/s/ Eric Schumann
Eric Schumann, Senior Vice President—Finance

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